Exhibit 99.2

DRAFT MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MYT NETHERLANDS PARENT B.V. (the Company) held at the offices of the Company, Einsteinring 9 in Aschheim Germany, on Wednesday, November 12, 2024 at 18.00 CET

Chairperson: Nora Aufreiter, Chairperson of the Supervisory Board of the Company Secretary: Jans van der Woude, Company Secretary of the Company

1.       Opening

The Chairperson opened the meeting at 18.00 CET and welcomed all present. On behalf of the Management Board Michael Kliger, CEO and Gareth Locke, Chief Growth Officer, attended the meeting. On behalf of the Supervisory Board Susan Saideman attended.

The Chairperson made a few formal announcements before proceeding with the meeting. She stated that in accordance with article 37 clause 1 of the articles of association of the Company, she would chair this Annual General Meeting of Shareholders and that Jans van der Woude was appointed as Secretary of this Annual General Meeting. She explained that this meeting was held in English.

The meeting was convened in accordance with the statutory and legal requirements by publishing the convening notice of the Meeting on our website on 12 September 2024, stating that a general meeting would be held at the offices of the Company and therefore that legally valid resolutions can be adopted.

Approximately 76 million ordinary shares are represented at the Meeting. Voting instructions have been received through proxies for the total number of 76,480,326 shares. The total issued and outstanding share capital excluding treasury shares at this moment is 85,681,688 ordinary shares. This means that 89% of the share capital entitled to vote was represented at the meeting.

2.       Dutch statutory annual report for the financial year ended 30 June 2024 (FY 2024)

The Chairperson proceeded to the discussion of the Dutch statutory annual report for FY 2024. The performance of the Company during the financial year ending 30 June 2024 is described in more detail in the Dutch statutory annual report for FY 2024 which was made available on the Company’s website on September 17, 2024. There were no questions.

3.       Explanation of the dividend policy

The Chairperson moved on to the explanation of the divided policy of the Company set out on page 181 of the Dutch statutory annual report FY 2024. The dividend policy of the Company is to retain all available funds current and future earnings to support operations and to finance the growth and development of the business. There were no questions.

4.       Adoption of the Dutch statutory annual accounts for FY 2024

The Chairperson continued with agenda item 4 which was the adoption of the Dutch statutory accounts for FY 2024. The Chairperson explained that the Dutch statutory accounts were drawn up by the Management Board and approved by the Supervisory Board. KPMG Accountants N.V. issued an unqualified audit opinion on the financial statements. The consolidated numbers for FY 2024 have already been reviewed as part of the annual report on Form 20-F for FY 2024 that was filed with the SEC and published on the Company’s website in September 2024. The numbers in the annual report on Form 20-F for FY 2024 were audited by KPMG Germany. Under the applicable Dutch legal and statutory requirements, the Dutch statutory annual accounts of the Company have to be drawn up and these have to be audited separately by a Dutch auditor (which in case of the Company is KPMG Netherlands).

In accordance with the articles of association of the Company and in line with the Company's dividend policy, the Management Board, with the approval of the Supervisory Board, has resolved to add the results for FY 2024, being a loss of € 24,923 to the retained earnings of the Company. There were no questions.

The Chairperson noted that in this meeting, 74,237,195 shares were represented. There were 1,149 abstentions and 942 votes against and all remaining votes were for, which meant that the Dutch statutory annual accounts for FY 2024 were adopted.

5.	Discharge

5.1	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2024*

The Chairperson went on to item 5, discharge. Under item 5.1, it was proposed to discharge the members of the Management Board from liability for their duties performed during the financial year that ended on 30 June 2024 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2024, 880 shareholders abstained from voting. There were 1,338 votes against this proposal and the remaining votes were for. This meant that the proposal to discharge the members of the Management Board from liability for their duties performed during FY 2024 was adopted.

5.2	Proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2024*

Under item 5.2 it was proposed to discharge the members of the Supervisory Board from liability for their duties performed during the financial year that ended on 30 June 2024 in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

For the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2024, 200 shareholders abstained from voting for this item. There were 1,332,238 votes against this proposal and the remaining votes were for. This meant that the proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2024 was adopted.

6.	Amendment of the articles of association of the Company*

The Chairperson explained that under item 6, it was proposed to amend the articles of association of the Company to remove the requirement of German residency for all members of the Management Board (article 13.1 articles of association) from the articles of association of the Company and to change it to a requirement of Germany residency for a majority of the members of the Management Board. The proposed amendment of the articles of association also includes granting a power of attorney to every member of the Management Board, the Company’s corporate secretary, and every civil law notary (and deputy civil law notary), candidate civil-law notary, paralegal and notarial assistant at Baker & McKenzie Amsterdam N.V. in Amsterdam, The Netherlands, to have the deed of amendment of the articles of association executed.

For the proposal to amend the articles of association of the Company, 727 shareholders abstained from voting. There were 889 votes against this proposal and the remaining votes were for. This meant that the proposal to amend the articles of association of the Company was adopted.

7.       Composition and remuneration of the Management Board

7a. Proposal to appoint Amber Pepper as member of the Management Board*

The Chairperson continued with to item 7a. of the agenda, the proposal to appoint Amber Pepper as member of the Management Board of the Company. The Chairperson explained that in March 2024, Isabel May resigned as Chief Customer Experience Officer and stepped down from the Management Board of the Company. The Company retained an external search consultancy to conduct a search process in conjunction with the Supervisory Board to identify a suitable candidate to succeed Ms May. It is proposed that Ms Amber Pepper be appointed as member of the Management Board of the Company. The proposed appointment of Amber Pepper as member of the Management Board is subject to the approval by the AGM and subsequent effectuation of the amendment of the articles of association of the Company proposed under item 6 of the agenda of the AGM. Amber Pepper will start her service as Chief Customer Experience Officer on October 1, 2024.

In accordance with the articles of association of the Company, the Supervisory Board made a binding recommendation regarding the appointment of Amber Pepper as member of the Management Board with effect as of the amendment of the articles of association of the Company for a period of four years. In line with the Dutch Corporate Governance Code and the Company’s articles of association, the term of appointment of Amber Pepper will expire at the end of the annual general meeting to be held in 2028.

For the proposal to appoint Amber Pepper as member of the Management Board of the Company, there were 1,573 abstentions, which were not calculated in the voting. There were 920 votes against and the remaining votes were for, which meant that the proposal to appoint Amber Pepper as member of the Management Board of the Company was adopted.

7b. Proposal for an award of Restricted Shares Units in the Company and for the eligibility for annually awarding of a performance share based related long term incentive of Ms Amber Pepper as member of the Management Board*

The Chairperson turned to agenda item 7b. She explained that, consistent with the remuneration policy for members of the Management Board, Amber Pepper will be eligible to receive a remuneration package consisting of inter alia a performance related share based long term incentive.

It is proposed that the initial LTI Award for the cycle FY 26 – FY 28 that Amber Pepper will be eligible to receive after appointment as member of the Management Board will represent an aggregate value of USD 500,000, subject to Amber Pepper being appointed as member of the Management Board. Each subsequent annual LTI Award will be granted to Amber Pepper after the date of the annual general meeting of the Company subject to Amber Pepper’s service as member of the Management Board through such date. It is further proposed that for FY 2025, Amber Pepper will be granted an LTI Award of restricted share units representing a value of USD 375,000 vesting on July 1, 2025, subject to Amber Pepper’s unterminated service on such date.

For the proposal for an award of Restricted Shares Units in the Company and for the eligibility for annually awarding of a performance share based related long term incentive of Ms Amber Pepper as member of the Management Board, there were 1,523 abstentions, which were not calculated in the voting. There were 7,133,141 votes against and the remaining votes were for, which meant that the proposal to grant Amber Pepper an LTI Award of Restricted Shares Units in the Company and for the eligibility for annually awarding of a performance share based related long term incentive of Ms Amber Pepper as member of the Management Board was approved.

7c. – 7f: Composition of the Management Board*

The Chairperson noted that the managing directors of the Company will retire from the Management Board of the Company at the AGM and that they each offered themselves for re-appointment. All managing directors were eligible and have stated their willingness to accept a re-appointment. During FY 2024, the Nominations, Governance and Sustainability Committee (NGSC) undertook an internal effectiveness review of the functioning and constitution of the Management Board. The NGSC recommended the re-appointment of all managing directors. In accordance with article 13 clause 2 of the articles of association of the Company, the Supervisory Board made a binding recommendation regarding the re-appointment of Michael Kliger, Dr. Martin Beer, Sebastian Dietzmann and Gareth Locke as managing directors with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028.

7c. Proposal to re-appoint Michael Kliger as member of the Management Board*

For the proposal to re-appoint Michael Kliger as member of the Management Board, there were 2,103 abstentions, which were not calculated in the voting. There were 1,001 votes against and the remaining votes were for, which meant that the proposal to re-appoint Michael Kliger as member of the Management Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028, was approved.

7d. Proposal to re-appoint Dr. Martin Beer as member of the Management Board*

For the proposal to re-appoint Dr. Martin Beer as member of the Management Board, there were 1,528 abstentions, which were not calculated in the voting. There were 951 votes against and the remaining votes were for, which meant that the proposal to re-appoint Dr. Martin Beer as member of the Management Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028, was approved.

7e. Proposal to re-appoint Sebastian Dietzmann as member of the Management Board*

For the proposal to re-appoint Sebastian Dietzmann as member of the Management Board, there were 1,528 abstentions, which were not calculated in the voting. There were 951 votes against and the remaining votes were for, which meant that the proposal to re-appoint Sebastian Dietzmann as member of the Management with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028, was approved.

7f. Proposal to re-appoint Gareth Locke as member of the Management Board*

For the proposal to re-appoint Gareth Locke as member of the Management Board, there were 1,378 abstentions, which were not calculated in the voting. There were 1,001 votes against and the remaining votes were for, which meant that the proposal to re-appoint Gareth Locke member of the Management Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028, was approved

Item 8: Composition of the Supervisory Board

The Chairperson moved on to item 8, the composition of the Supervisory Board. She noted that all directors of the Supervisory Board will retire from the Supervisory Board of the Company at the AGM and they each offered themselves for re-appointment. During FY 2024, the NGSC undertook an internal effectiveness review of the functioning and constitution of the Supervisory Board and its committees. The NGSC believes that all of the supervisory directors seeking re-election were independent in character and judgement and there were no relationships or circumstances likely to affect their independence or judgement. Messrs. Cesare Ruggiero (CPPIB) and David Kaplan (Ares) were not considered independent in accordance with the Dutch Corporate Governance Code as they were representatives of CPPIB and Ares being respective shareholders of MYT Holding LLC, the majority shareholder of the Company. Messrs. Ruggiero and Kaplan were considered independent for NYSE and SEC purposes. As was customary for companies listed on the NYSE, the Company believed that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

The NGSC recommended the re-appointment of each supervisory director. All supervisory directors were eligible and have stated their willingness to accept re-appointment. In accordance with recommendation of the NGSC and article 23 clause 1 of the articles of association, it was recommended by the Supervisory Board that Mmes Nora Aufreiter, Marjorie Lao, Susan Saideman and Michaela Tod and Messrs David Kaplan, Cesare Ruggiero and Sascha Zahnd be re-appointed as supervisory directors of the Company with effect from the close of the AGM for a period of four years, with due regard for article 23 clause 3 of the articles of association of the Company.

8a. Proposal to re-appoint Nora Aufreiter as member of the Supervisory Board*

For the proposal to re-appoint Nora Aufreiter as member of the Supervisory Board, there were 1,300 abstentions, which were not calculated in the voting. There were 1,331,498 votes against and the remaining votes were for, which meant that the proposal to re-appoint Nora Aufreiter as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8b. Proposal to re-appoint David Kaplan as member of the Supervisory Board*

For the proposal to re-appoint David Kaplan as member of the Supervisory Board, there were 1,300 abstentions, which were not calculated in the voting. There were 1,331,655 votes against and the remaining votes were for, which meant that the proposal to re-appoint David Kaplan as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8c. Proposal to re-appoint Marjorie Lao as member of the Supervisory Board*

For the proposal to re-appoint Marjorie Lao as member of the Supervisory Board, there were 1,200 abstentions, which were not calculated in the voting. There were 1,438,322 votes against and the remaining votes were for, which meant that the proposal to re-appoint Marjorie Lao as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8d. Proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board*

For the proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board, there were 1,200 abstentions, which were not calculated in the voting. There were 1,331,455 votes against and the remaining votes were for, which meant that the proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8e. Proposal to re-appoint Susan Saideman as member of the Supervisory Board*

For the proposal to re-appoint Susan Saideman as member of the Supervisory Board, there were 1,300 abstentions, which were not calculated in the voting. There were 1,331,698 votes against and the remaining votes were for, which meant that the proposal to re-appoint Susan Saideman as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8f. Proposal to re-appoint Michaela Tod as member of the Supervisory Board*

For the proposal to re-appoint Michaela Tod as member of the Supervisory Board, there were 1,200 abstentions, which were not calculated in the voting. There were 1,331,423 votes against and the remaining votes were for, which meant that the proposal to re-appoint Michaela Tod as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

8g. Proposal to re-appoint Sascha Zahnd as member of the Supervisory Board*

For the proposal to re-appoint Sascha Zahnd as member of the Supervisory Board, there were 1,200 abstentions, which were not calculated in the voting. There were 1,330,974 votes against and the remaining votes were for, which meant that the proposal to re-appoint Sascha Zahnd as member of the Supervisory Board with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028 and with due regard for article 23 clause 3 of the articles of association of the Company, was approved.

Item 9: Proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company*

The Chairperson turned to item 9 on the agenda, the proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company. The Chairperson explained that this proposal was intended to give the Management Board flexibility: (a) in financing the Company in the most efficient manner, (b) in covering the Company’s obligations related to share-based remuneration, such as those under the LTI Plan and any employee stock purchase plan under which employees may acquire the Company’s securities and (c) in the context of mergers, acquisitions and/or strategic alliances. Adoption of these proposals by the AGM would replace the current authorization of the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company, which was granted by the general meeting of the Company on 17 September 2020. The authorization to the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company will be granted for a period of five years effective as of the closing of the AGM.

For the proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company, there were 28,195 abstentions, which were not calculated in the voting. There were 6,117,915 votes against and the remaining votes were for, which meant that the proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company for a period of five years effective as of the closing of the AGM was adopted.

9.       Closing

As there were no further questions, the Chairperson thanked all for attending the meeting and closed the meeting.